UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50125

SEC MAIL PROCESSING RECEIVED MAR 1 6 2015 WASH., D.C. 201 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2014** (MM/DD/YY) AND ENDING **December 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Odd Lot Bonds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue Suite 717
(No. and Street)

Aventura	**FL**	**33180**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman **(786)-787-0370**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

1675 N. Military Trail, Fifth Floor	**Boca Raton**	**FL**	**33486**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Justin Smatt
Notary Public
State of Florida
MY COMMISSION # EE 225224
Expires: August 15, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2014

Mayer Hoffman McCann P.C.
An Independent CPA Firm
1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
561.994.5050 ph
561.241.0071 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Odd Lot Bonds, Inc.

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. (Company) as of December 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of aggregate indebtedness and net capital rule under 15c3-1, statement pursuant to rule 17A-5(d)(4), statement of changes in liabilities subordinated to claims of general creditors, and statement pursuant to exemptive provision under rule 15c3-3 (together "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Note 7 to the financial statements, the Company was deficient in its net capital under SEC Rule 15c3-1 as of December 31, 2014.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
March 12, 2015

ODD LOT BONDS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	1,907
Restricted cash		50,000
Receivable from broker-dealers and clearing organization		629
Marketable securities, at fair value		83,163
Furniture and office equipment, at cost		
Less: accumulated depreciation of $12,005		-
Due from stockholder		523,419
Other assets		1,735
	$	660,853

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Secured clearing organization loans	$	50,452
Due to clearing organization		6,309
Accounts payable and accrued liabilities		38,005
		94,766
COMMITMENTS		-
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per Share; authorized 1,000,000 shares; issued 216,700 shares		2,167
Additional paid-in capital		253,509
Retained earnings		310,411
TOTAL STOCKHOLDER'S EQUITY		566,087
	$	660,853

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

REVENUE		
Trading and commission income	$	330,705
Interest income		6,777
TOTAL REVENUE		337,482
EXPENSES		
Employee compensation and benefits		91,503
Clearance fees		65,322
Commission expense		4,125
Communications and data processing		30,447
Occupancy		29,999
Other		122,913
TOTAL EXPENSES		344,309
NET LOSS	$	(6,827)

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 2,167	$ 253,509	$ 317,238	$ 572,914
Net loss	-	-	(6,827)	(6,827)
Balance, December 31, 2014	$ 2,167	$ 253,509	$ 310,411	$ 566,087

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(6,827)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation		70
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organization		969
Marketable securities		59,767
Due to clearing organization		144
Repayment of secured clearing organization loans, net		(40,540)
Accounts payable and accrued liabilities		10,751
NET CASH FLOWS FROM OPERATING ACTIVITIES		24,334
CASH FLOWS FROM FINANCING ACTIVITY:		
Stockholder advances		(176,108)
NET DECREASE IN CASH		(151,774)
CASH AT BEGINNING OF YEAR		153,681
CASH AT END OF YEAR	$	1,907
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	3,897

See Notes to Financial Statements

ODD LOT BONDS, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and summary of significant accounting policies

Nature of business

Odd Lot Bonds, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of significant accounting policies

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

The Company's activities are transacted on either a cash or margin basis. Margin transactions, subject to various regulatory and internal margin requirements, are collateralized by cash and securities in the Company's accounts.

Clearing expenses - Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable securities - Marketable securities are recorded at fair value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and are included in trading and commission income on the statement of operations.

Income taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2011.

Furniture and office equipment - Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years.

(1) Nature of business and summary of significant accounting policies (continued)

Summary of significant accounting policies (continued)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2014.

Restricted cash - Restricted cash consists of $50,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this restricted fund on deposit.

(2) Fair value of financial instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

(2) Fair value of financial instruments (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. government bonds and non-convertible debt securities are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction.

The following table summarizes the composition and fair value hierarchy of the Company's financial assets as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government bonds	$ -	$ 74,963	$ -	$ 74,963
Non-convertible corporate debt securities	-	8,200	-	8,200
Total:	$ -	$ 83,163	$ -	$ 83,163

There were no significant transfers between Level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2014.

The carrying amount of secured clearing organization loans approximates fair value due to the short-term nature of the liability.

ODD LOT BONDS, INC.

NOTES TO FINANCIAL STATEMENTS

(3) Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable		Payable	
Secured clearing organization loans	$	-	$	50,452
Fees and commissions receivable/payable		629		6,309
	$	629	$	56,761

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable/payable to the clearing broker relates to the aforementioned transactions.

(4) Marketable securities

Marketable securities consisted of U.S. government bonds and non-convertible corporate debt securities with a fair value of $83,163 as of December 31, 2014.

(5) Secured clearing organization loans

Secured clearing organization loans are used to finance the Company's proprietary trading activities. Secured clearing organization loans totaling $50,452 are collateralized by the Company's marketable securities as of December 31, 2014. Interest expense incurred on these loans totaled $3,897 for the year ended December 31, 2014 and is included in other expenses in the accompanying statement of operations.

(6) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Cash and securities held by these financial institutions did not exceed FDIC or SIPC limits at December 31, 2014.

(7) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $37,094, which was $62,906 below its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.55 to 1.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

(8) **Due from stockholder**

Amounts due from stockholder totaled $523,419 as of December 31, 2014 and represent advances to the Company's sole stockholder. This amount is non-interest bearing, with no specific repayment terms and is due on demand.

(9) **Profit sharing plan**

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts, as determined by the Board of Directors, that are not in excess of the maximum deduction allowable for income tax. The Company made no contributions to the plan for the year ended December 31, 2014.

(10) **Contractual commitments**

In July 2014, the Company extended its existing office lease through June 30, 2015, with monthly rent payments of approximately $2,000, including common area maintenance ("CAM") fees. Occupancy expense totaled $29,999 for the year ended December 31, 2014.

(11) **Subsequent events**

In February 2015, the Company discovered certain adjustments improperly recorded against its clearing fees during the year ended December 31, 2014. These adjustments caused the Company to fall below its required net capital of $100,000 under SEC Rule 15c3-1. FINRA and the SEC were promptly notified as required by SEA Rule 17a-11(e)(1) and SEA Rule 17a-5(h). As of February 28, 2015, the sole stockholder has infused capital to raise its net capital, however such amounts must be approved by the appropriate regulatory agencies. As of March 12, 2015, no determination has been made by FINRA.

The Company has evaluated subsequent events through March 12, 2015, the date which the financial statements were available to be issued.

ODD LOT BONDS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

AGGREGATE INDEBTEDNESS		
Secured clearing organization loans	$	50,452
Due to clearing organization		6,309
Accounts payable and accrued liabilities		38,005
Total aggregate indebtedness	$	94,766
NET CAPITAL		
Total stockholder's equity from the statement of financial condition	$	566,087
Deductions:		
Nonallowable assets		
Petty cash		300
Due from stockholder		523,419
Furniture and office equipment, net		-
Other assets		1,735
TOTAL NONALLOWABLE ASSETS		525,454
Net capital before haircuts on securities positions		40,633
HAIRCUTS ON SECURITIES POSITIONS:		
Obligations of U.S. government bonds		3,477
Obligations of non-convertible corporate debt securities		62
		3,539
NET CAPITAL	$	37,094
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum required net capital	$	100,000
Deficiency in net capital	$	(62,906)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum required net capital	$	(82,906)
Ratio of aggregate indebtedness to net capital		2.55

See Report of Independent Registered Public Accounting Firm

ODD LOT BONDS, INC.

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

December 31, 2014

No reconciliation is required between Company's Net Capital per above and Amended Net Capital as reported in Company's Amended Part II of Form X-17A-5 as of December 31, 2014.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2014 to December 31, 2014, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm

Mayer Hoffman McCann P.C.
An Independent CPA Firm
1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
561.994.5050 ph
561.241.0071 fx

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REVIEW REPORT

To the Stockholder

Odd Lot Bonds, Inc.

We have reviewed management's statements, included in the accompanying Odd Lot Bonds, Inc. Exemption Report, in which (1) Odd Lot Bonds, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)* (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
March 12, 2015

ODD LOT BONDS, INC Exemption Report

ODD LOT BONDS, INC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **k)(2) EXEMPTIONS (continued)**

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Exemption report cover the year ending December 2014

ODD LOT BONDS, INC

I, WAYNE YAGMAN swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] 3/5/15

Title: PRESIDENT